 Exhibit 99.1

	ANNUAL MEETING OF SHAREHOLDERS MONTREAL, QUEBEC
	Thursday, April 4, 2019
	VOTING RESULTS
	In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations
The following matters were voted on at the Annual Meeting of Shareholders of CIBC (the "Bank") held on April 4, 2019. The votes were conducted by ballot.
	Each of the matters set out below is described in greater detail in the Management Proxy Circular which can be found at https://www.cibc.com/en/about-cibc/investor-relations/annual-reports-and-proxy-circulars.html.

1.	Election of Directors
	Each of the following 15 nominees proposed by management was elected as a Director of the Bank.
	NOMINEES	VOTES FOR		VOTES WITHHELD
	Brent S. Belzberg	220,166,364	98.34%	3,717,054	1.66%
	Nanci E. Caldwell	198,381,638	88.61%	25,501,780	11.39%
	Michelle L. Collins	223,369,699	99.77%	513,719	0.23%
	Patrick D. Daniel	222,876,849	99.55%	1,006,569	0.45%
	Luc Desjardins	222,877,440	99.55%	1,005,978	0.45%
	Victor G. Dodig	223,007,092	99.61%	876,326	0.39%
	Linda S. Hasenfratz	189,437,457	84.61%	34,445,958	15.39%
	Kevin J. Kelly	223,455,325	99.81%	428,093	0.19%
	Christine E. Larsen	223,393,918	99.78%	489,500	0.22%
	Nicholas D. Le Pan	222,977,476	99.60%	905,942	0.40%
	John P. Manley	217,863,750	97.31%	6,019,668	2.69%
	Jane L. Peverett	215,433,708	96.23%	8,449,710	3.77%
	Katharine B. Stevenson	222,059,361	99.19%	1,824,057	0.81%
	Martine Turcotte	223,252,769	99.72%	630,649	0.28%
	Barry L. Zubrow	223,387,532	99.78%	495,886	0.22%

2.	Appointment of Auditors
	Ernst & Young LLP was appointed as the auditors of the Bank.
	VOTES FOR		VOTES WITHHELD
	228,927,690	99.09%	2,093,248	0.91%

3.	Advisory resolution on Executive Compensation Approach
	VOTES FOR		VOTES AGAINST
	213,464,322	95.35%	10,418,180	4.65%

4.	Shareholder Proposal 1 - disclosure of compensation ratio
	VOTES FOR		VOTES AGAINST		VOTES ABSTAIN *
	15,714,551	7.05%	207,300,091	92.95%	868,440

5.	Shareholder Proposal 2 - creation of a new technologies committee
	VOTES FOR		VOTES AGAINST		VOTES ABSTAIN *
	6,443,356	2.89%	216,343,632	97.11%	1,096,408

	* An abstention is counted as present for quorum purposes but is not counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal.